

2023 REPORT

Netsave

Dear investors,

We understand that your investment doesn't only mean that you're supporting our vision. It also means that you are owning a piece of the company. Therefore, if you've got expertise in any particular field that could be resourceful to our team, your collaboration would be greatly appreciated. As always, we're so thankful to you for taking the initiative to be part of Netsave. We look forward to strengthening our partnership with you.

We need your help!

One of our top priorities at Netsave is to renew and honor our commitment to innovation, sustainability, diversity and inclusivity. To get to that point in our journey, it requires that we're building an extended team including advisory board and other collaborators. We believe that some of you might be eager to help, and would like to let you know that we're seeking investors and individuals with expertise in business strategies, product & brand development, fundraising, marketing, and legal.

Sincerely,

Justin E. Georges

Founder & CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

- We've developed new key features including livestream shopping and improved the overall user experience.
- We've hired additional talents and created for the first a marketing team.
- We've started to launch and execute parts of our marketing strategies.

☹ The Bad

- Not yet raising institutional capital
- Not yet creating the dream team to move faster
- Not yet launching full-scale operations due to limited resources

2023 At a Glance

January 1 to December 31


$$$$

$3,337
Revenue



-$75,370
Net Loss


IOU!

$4,480
Short Term Debt



$254,253
Raised in 2023



$10,500
Cash on Hand
As of 06/21/24

INCOME BALANCE NARRATIVE



Revenues **Profit**

US$0

US$3,337

-US$16,455

-US$75,370

2022

2023

Net Margin: -2,259%   Gross Margin: 0%   Return on Assets: -9%   Earnings per Share: $0.00   Revenue per Employee: $3,337

Cash to Assets: 0%   Revenue to Receivables: ~   Debt Ratio: 89%

netsave_financials_2022_23.pdf

We ❤️ Our 34 Investors

Thank You For Believing In Us

Rony Paul	Evena Merzilus	Gary Probst	Claire Tillinghast	Hatem Rowaihy	Megan Sawtelle
The Most i ™	Petrony Sylla	Ynozair Georges	Rolin Bastien	Renel Laurent	Jay Georges
Oline Georges	Belton Merz	Jeremie Desrosiers	Ginel Georges	Junio Georges	Smarty Luberisse
Yolanda Ryals	Gina Cardazone	Paul Augustin	Louissaint Simeon	Nathalie Noel	Jean Liberal Deslien
Joshua Francois	Qai Saqqaj	Dennis Jones	Marion Kevin Harris	Vimal Patel	Gethro Pinquiere

Thank You!

From the Netsave Team



Justin Georges 🔗

Founder & CEO

Enthusiastic entrepreneur with 7+ years of industry experience, Tech Product Manager, Business School (Mgmt/Admin & Finance), Stanford Digital Transformation Pro Cert.



Chris Luo

Founding Full-Stack Engineer/CTO

Lead Full-Stack Software Engineer with 7+ Yrs. of experience, UC degree in Computer Science



Nathan Hemming-Brown

Founding UXID & Visual Designer

10+ Yrs. of experience in UI/UX & visual design, prior collaborator at Siemens, Microsoft, Zurich...

Details

The Board of Directors

Director	Occupation	Joined
JUSTIN E GEORGES	CEO of Netsave Inc @ Netsave Inc	2021

Officers

Officer	Title	Joined
JUSTIN E GEORGES	CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
JUSTIN E GEORGES	75,000,000 Common stock	100.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2020	$129,250		Regulation D, Rule 506(b)
04/2021	$25,000	Safe	Regulation D, Rule 506(b)
04/2021	$10,000	Safe	Regulation D, Rule 506(b)
04/2021	$3,000	Safe	Regulation D, Rule 506(b)
04/2021	$5,000	Safe	Regulation D, Rule 506(b)
04/2021	$5,000	Safe	Regulation D, Rule 506(b)
04/2021	$2,000	Safe	Regulation D, Rule 506(b)
07/2021	$10,000	Safe	Regulation D, Rule 506(b)
10/2021	$25,000	Safe	Regulation D, Rule 506(b)
12/2021	$435,349		Regulation D, Rule 506(b)
01/2022	$20,000	Safe	Regulation D, Rule 506(b)
07/2022	$25,000	Safe	Regulation D, Rule 506(b)
12/2022	$204,253		Regulation D, Rule 506(b)
02/2023	$50,000	Safe	Regulation D, Rule 506(b)

04/2024	$91,450		4(a)(6)
06/2024	$14,500	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/31/2020	$129,250 ❓	0.0%		$1,000,000	12/31/2024 ❓
12/31/2021	$435,349 ❓	0.0%		$1,000,000	12/31/2024 ❓
12/31/2022	$204,253 ❓	0.0%	0.0%	$1,000,000	12/31/2024 ❓

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	25,000,000	0	Yes
Common Stock	75,000,000	75,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Netsave, an early-stage startup incorporated on April 15, 2021, faces the typical risks associated with new companies, such as operating losses and limited information on its business plan, operations, and financials. Investors should consider these risks, including the challenges of entering a competitive market with more established and better-funded companies. Netsave needs to conduct further research and product development, expand its sales and support teams, manage operations, develop strategic relationships, control costs, enhance its brand, and attract qualified personnel. Additionally, the company is subject to general business risks like economic conditions, regulatory changes, resource scarcity, and competition. While Netsave believes its estimates for required capital, personnel, equipment, and facilities are reasonable, the accuracy of these estimates can only be determined over time. No assurance of success can be given, and the company's potential success must be weighed against the common challenges of starting a new business.

We face challenging competitions in the industry against leading companies such as OfferUp, Mercari, Whatnot, Craigslist, and Facebook Marketplace. These competitors have more financial, technical, and human resources; superior expertise in research, development, and marketing. They may compete with us for talent and technology acquisitions. Additionally, smaller or early-stage companies, particularly those collaborating with established firms, could become significant competitors. As a result, competitors may commercialize their products faster and more effectively, negatively impacting our competitive position, market acceptance, and revenue generation.

The Company may not secure future priced equity investments to convert the Securities; nor may it experience a liquidity event like a sale or IPO. If neither occurs, investors could be left holding the Securities for very long or even indefinitely. These Securities are highly illiquid with transfer restrictions and no secondary market. They are not equity interests, lack ownership rights, do not entitle holders to the Company's assets or profits, and offer no voting rights or influence over the Company's actions.

Our success relies heavily on our team including management and marketing... Losing any team members could negatively impact the company. There is no guarantee that we will be able to attract and retain additional top talents necessary to grow the business effectively.

The Company's leadership may occasionally modify the business plan, products, and model to adapt to new technologies and market changes. These adjustments may also increase the risks. Strategic responses to competition such as changes in pricing, products/services, and marketing could negatively impact the Company's business, operational results, and financial condition.

The return on investment in startups is highly variable and not guaranteed. While some startups may succeed and provide significant returns, many will not and may generate minimal or no returns at all. The amount, frequency, and timing of any returns will vary. Therefore, you should not invest funds that you may need invest to earn a regular, predictable, and stable return.

Returns on startup investments may take several years to materialize, with most startups requiring five to seven years to generate returns. It can take a long time to determine if an investment will yield any return. Therefore, you should not invest funds if you need a return from them within a specific timeframe, especially in the short-term.

The company may need more funds than its current resources to cover operating expenses, develop new products, expand marketing, and finance general activities. Due to market conditions, it might be unable to secure enough additional funding when needed; or may also face unfavorable terms. Without sufficient funding, the company may additional funding when needed, or may also face unfavorable terms. Without sufficient funding, the company may struggle to repay debts, dilute existing investors, delay development and marketing efforts, and potentially reduce or cease operations if losses continue.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓
created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
NETSAVE, INC.

Delaware Corporation
Organized April 2021
1 employees
520 Broadway
Suite 200
Santa Monica CA 94401 https://netsave.com

Business Description

Refer to the Netsave profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Netsave is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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